Exhibit (a)(1)(E)

To:	[Calamos Employee]

From:	Gary J. Felsten

Date:	July , 2009

Re:	Calamos Asset Management, Inc. (“Calamos”) Offer to Exchange Certain Stock Options for New Stock Options (“Program”) — Expiration Reminder Notice
This notice is to remind eligible employees that the Program is scheduled to expire at 3:00 p.m., Central Daylight Time (“CDT”), on Thursday, July 23, 2009. We currently have no plans to extend the expiration date. Only eligible employees with eligible stock options can participate in the Program. Eligibility criteria are explained in the Offer to Exchange previously provided to eligible employees. Eligible employees who do not make an election to surrender their eligible stock options by the deadline will continue to hold those stock options with their current exercise prices and terms.
Whether or not you elect to participate in the Program, you must complete an Election Form and send it to Missy Haas of the Human Resources Department of Calamos Asset Management, Inc. by 3:00 p.m., CDT, on Thursday, July 23, 2009.